Press Release

CAE reports third quarter fiscal 2026 results
• Revenue of $1,252.1 million vs. $1,223.4 million in prior year • Earnings per share (EPS) of $0.34 vs. $0.53 in prior year • Adjusted EPS(1) of $0.34 vs. $0.29 in prior year • Net debt-to-adjusted EBITDA(1) of 2.30x (ahead of fiscal year-end target of 2.50x) • Transformation actions underway • Lower Civil outlook for fiscal 2026 largely offset by stronger outlook in Defense
Montreal, Canada, February 12, 2026 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial results for the fiscal third quarter ended December 31, 2025.

“This quarter reflects continued progress as we embark on the various stages of our transformation plan,” said Matthew Bromberg, CAE’s President and Chief Executive Officer. “While we faced lower year-over-year performance in Civil, we generated strong cash flow, exceeded our deleveraging target ahead of schedule, and delivered a meaningful step-up in Defense performance, including achieving an adjusted segment operating income margin above 10 percent for the first time in over six years. As we look to the full year on a consolidated basis, near-term softness in Civil and strength in Defense largely offset each other, leaving us in the range of where we expected to be overall.

We are making good progress with our transformation plan, with a clear focus on our portfolio, capital base, and operating model. We have completed our portfolio review and identified several non-core assets, representing approximately 8% of revenue, and will pursue divestitures where economics, structure, and timing support value creation for CAE. In parallel, we have begun optimizing our Civil training network, including a reduction in capital expenditures. We intend to remove approximately 10% of deployed commercial airline simulators and relocate additional devices to improve utilization and returns. These actions will have a short-term revenue impact, but they are expected to enhance returns and resilience over time.

As we move our transformation plan along, we expect to provide specific longer-range targets when we report our fiscal year-end results in May, outlining how these actions position CAE for higher returns, stronger cash flow, and more resilient performance over time.”

Consolidated results
Third quarter fiscal 2026 revenue was $1,252.1 million, compared to $1,223.4 million in the third quarter last year. Third quarter EPS was $0.34 compared to $0.53 last year. Adjusted EPS in the third quarter was $0.34, compared to $0.29 last year. Adjusted EPS this quarter includes approximately $0.02 of transformation-related expenses.

Operating income this quarter was $195.8 million (15.6% of revenue(1)). This compares to $262.6 million (21.5% of revenue) last year, which included a gain on fair value remeasurement of SIMCOM of $72.6 million. Third quarter adjusted segment operating income was $195.8 million (15.6% of revenue(1)) compared to $190.0 million (15.5% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q3-2026	Q3-2025	Variance %
Revenue	$1,252.1	$1,223.4	2%
Operating income	$195.8	$262.6	(25%)
Adjusted segment operating income(1)	$195.8	$190.0	3%
As a % of revenue(1)%	15.6%	15.5
Net income attributable to equity holders of the Company	$108.9	$168.6	(35%)
Earnings per share (EPS)	$0.34	$0.53	(36%)
Adjusted EPS(1)	$0.34	$0.29	17%
Adjusted order intake(1)	$1,143.5	$2,218.7	(48%)
Adjusted backlog(1)	$19,193.9	$20,279.7	(5%)
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Civil Aviation (Civil)
Third quarter Civil revenue was $717.2 million vs. $752.6 million in the third quarter last year. Operating income was $141.8 million (19.8% of revenue) compared to $223.4 million (29.7% of revenue) in the same quarter last year. Adjusted segment operating income was $141.8 million (19.8% of revenue) compared to $150.8 million (20.0% of revenue) in the third quarter last year. Civil adjusted segment operating income this quarter includes $4.9 million of transformation-related expenses, impacting the adjusted segment operating income margin by approximately 70 basis points. During the quarter, Civil delivered 15 full-flight simulators (FFSs) to customers and third quarter Civil training centre utilization was 71%.

During the quarter, Civil signed training solutions contracts valued at $572.4 million for a range of long-term commercial and business aviation training agreements, including 10 FFS sales.

The Civil book-to-sales ratio(1) was 0.80 times for the quarter and 0.89 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was $8.2 billion.

Summary of Civil Aviation results
(amounts in millions)		Q3-2026	Q3-2025	Variance %
Revenue		$717.2	$752.6	(5%)
Operating income		$141.8	$223.4	(37%)
Adjusted segment operating income		$141.8	$150.8	(6%)
As a % of revenue	%	19.8%	20.0
Adjusted order intake		$572.4	$1,511.8	(62%)
Adjusted backlog		$8,227.8	$8,798.7	(6%)

Supplementary non-financial information
Simulator equivalent unit		305	292	4%
FFSs in CAE’s network		373	362	3%
FFS deliveries		15	20	(25%)
Utilization rate	%	71%	76	(7%)

Defense and Security (Defense)
Third quarter Defense revenue was $534.9 million vs. $470.8 million in the third quarter last year. Operating income was $54.0 million (10.1% of revenue) compared to $39.2 million (8.3% of revenue) in the same quarter last year. Adjusted segment operating income was also $54.0 million (10.1% of revenue), compared to $39.2 million (8.3% of revenue) in the third quarter last year. Defense adjusted segment operating income this quarter includes $2.4 million of transformation-related expenses, impacting the adjusted segment operating income margin by approximately 40 basis points.

Defense booked orders for $571.1 million this quarter for a book-to-sales ratio of 1.07 times. The ratio for the last 12 months was 1.09 times. The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was $11.0 billion. Notably for the Defense segment overall, the pipeline continues to reflect a strong demand environment with some $6.2 billion of bids and proposals pending.

Summary of Defense and Security results
(amounts in millions)		Q3-2026	Q3-2025	Variance %
Revenue		$534.9	$470.8	14%
Operating income		$54.0	$39.2	38%
Adjusted segment operating income		$54.0	$39.2	38%
As a % of revenue	%	10.1%	8.3
Adjusted order intake		$571.1	$706.9	(19%)
Adjusted backlog		$10,966.1	$11,481.0	(4%)

Additional financial highlights
Net finance expense this quarter was $54.1 million, down from $56.9 million in the previous quarter and down from $56.6 million in the third quarter last year. The year-over-year decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period, partially offset by higher expense on lease liabilities in support of training network expansions.

Income tax expense this quarter amounted to $29.6 million, representing an effective tax rate of 21%, compared to 17% for the third quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 21% this quarter compared to 29% in the third quarter of last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

Net cash provided by operating activities was $407.6 million for the quarter, compared to $424.6 million in the third quarter last year. Free cash flow(1) was $411.3 million for the quarter compared to $409.8 million in the third quarter last year. Free cash flow was stable mainly due to higher dividends received from equity accounted investees, partially offset by a lower contribution from non-cash working capital.

Growth and maintenance capital expenditures(1) totaled $50.6 million this quarter.

Net debt(1) at the end of the quarter was $2,782.3 million for a net debt-to-adjusted EBITDA(1) of 2.30 times, ahead of the Company's fiscal year-end target of 2.50 times. This compares to net debt of $3,186.5 million and a net debt-to-adjusted EBITDA of 2.66 times at the end of the preceding quarter.

Adjusted return on capital employed(1) was 7.0% this quarter compared to 6.8% last quarter and 5.7% in the third quarter last year.

During the quarter, CAE repurchased and cancelled a total of 44,100 common shares under its normal course issuer bid (NCIB), at a weighted average price of $36.50 per common share for a total consideration of $1.6 million.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Management outlook

Civil
CAE’s Civil business continues to benefit from strong and durable fundamentals in a secular growth market for aviation training solutions. The business is underpinned by global regulatory requirements mandating recurrent training — typically every six months — for pilots and crew to maintain certification on each aircraft type. This built-in regulatory cadence provides a stable, recurring demand base that makes Civil inherently less cyclical.

Additional growth is driven by the ongoing need to train new pilots due to fleet expansion and retirements, as well as transition training for existing pilots moving between aircraft platforms. Business aviation training, which represents roughly half of Civil’s profitability, continues to be supported by robust flight activity.

While CAE has been maintaining its leading market position, Civil experienced softer order activity than expected, with a total of 22 full-flight simulator sales and a book-to-sales ratio of 0.84 times for the year-to-date period. Management continues to expect the fourth quarter of fiscal 2026 to be the strongest of the year. However, for the full year, Civil adjusted segment operating income (aSOI) is now expected to decline by a mid-single digit percentage versus the prior year, while the aSOI margin is still expected to be in the 20% range. Its revised outlook is driven by three factors: softer than expected market conditions; U.S. dollar currency translation impacts; and the rationalization of CAE's commercial simulator network, which is being accelerated to rightsize the business for the current and expected demand. These actions are expected to improve utilization, returns, and resilience over time.

Defense
Management believes CAE is well positioned for long-term growth and enhanced profitability in Defense, supported by an adjusted backlog of $11.0 billion and a prolonged up-cycle driven by rising defence budgets across NATO and allied nations, many of which are now targeting spending levels approaching 5% of GDP.

In Canada, the government has articulated an ambition to reach 5% of GDP in defence spending by 2035, representing a generational investment opportunity. This environment creates a significant opening for CAE to continue evolving as an international defence leader based in Canada, leveraging its technology, domain expertise, and global network to deliver greater value for customers and shareholders.

Heightened geopolitical tensions, modernization imperatives, and a global shortage of uniformed personnel are driving sustained demand for CAE’s training, simulation, and mission rehearsal solutions, as militaries increasingly rely on the Company to sustain readiness and operational effectiveness.

Given stronger-than-expected performance year to date, management is increasing its fiscal 2026 outlook for Defense to greater than 20% aSOI growth, with an annual aSOI margin expected to be approximately 8.5%.

Capital expenditures
Management now expects total capital expenditures to be more than 10% lower than in fiscal 2025. The decrease is driven primarily by an approximate 30% reduction in Civil capital expenditures, reflecting the slower near-term pace of demand recovery and greater capital discipline. A significant portion of this year’s capital expenditures is being directed toward the execution of a large U.S. defence contract, and the remainder focused on organic growth investments in simulator deployments across CAE’s global network of aviation training centres under multi-year customer contracts.

Other financial outlook items
Management’s fiscal 2026 annual outlook remains unchanged for free cash flow, finance expense, tax expense, and capital allocation priorities.

Caution concerning outlook
Management’s outlook for fiscal 2026 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2025 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the quarter ended December 31, 2025, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2026
Calin Rovinescu, Executive Chairman of the Board; Matthew Bromberg, President and CEO; Constantino Malatesta, interim CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations, will conduct an earnings conference call tomorrow at 8:00 a.m. ET. The call is intended for analysts and institutional investors. Participants can listen to the conference by dialing +1-800-990-2777 (Conference ID: 05762). The conference call will also be audio webcast live at www.cae.com.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of February 12, 2026 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 12, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2026 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training in the timeframe anticipated, and our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to Section 11 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2025 available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2025 and MD&A for the three months ended December 31, 2025, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section “Reconciliations and Calculations of this press release”.

Performance measures
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of the MD&A for the quarter ended December 31, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of the MD&A for the quarter ended December 31, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), , the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) . We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of the MD&A for the quarter ended December 31, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and capital structure measures
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of the MD&A for the quarter ended December 31, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re‑installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
Operating income	$141.8	$223.4	$54.0	$39.2	$195.8	$262.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$141.8	$150.8	$54.0	$39.2	$195.8	$190.0

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	December 31
(amounts in millions, except per share amounts)	2025	2024
Net income attributable to equity holders of the Company	$108.9	$168.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM, after tax	—	(76.7)
Adjusted net income	$108.9	$91.9

Average number of shares outstanding (diluted)	322.7	319.8

Adjusted EPS	$0.34	$0.29

Calculation of adjusted effective tax rate

		Three months ended
		December 31
(amounts in millions, except effective tax rates)		2025	2024
Earnings before income taxes		$141.7	$206.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM		—	(72.6)
Adjusted earnings before income taxes		$141.7	$133.4

Income tax expense		$29.6	$34.8
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on gain on fair value remeasurement of SIMCOM		—	4.1
Adjusted income tax expense		$29.6	$38.9

Effective tax rate	%	21%	17
Adjusted effective tax rate	%	21%	29

Reconciliation of free cash flow

	Three months ended
	December 31
(amounts in millions)	2025	2024
Cash provided by operating activities*	$222.7	$220.8
Changes in non-cash working capital	184.9	203.8
Net cash provided by operating activities	$407.6	$424.6
Maintenance capital expenditures	(12.0)	(16.1)
Intangible assets expenditures excluding capitalized development costs	(3.8)	(4.3)
Proceeds from the disposal of property, plant and equipment	—	1.4
Net payments to equity accounted investees	(6.2)	(5.4)
Dividends received from equity accounted investees	27.0	11.4
Other investing activities	(1.3)	(1.8)
Free cash flow	$411.3	$409.8
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2025	2024
Operating income (loss)	$724.8	$(43.7)
Depreciation and amortization	453.7	400.4
EBITDA	$1,178.5	$356.7
Restructuring, integration and acquisition costs	—	111.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	22.3	—
Shareholder matters	10.6	—
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Impairment of goodwill	—	568.0
Impairment of technology and other non-financial assets	—	35.7
Adjusted EBITDA	$1,211.4	$999.3

Net debt	$2,782.3	$3,352.9

Net debt-to-EBITDA	2.36	9.40
Net debt-to-adjusted EBITDA	2.30	3.36

Reconciliation of capital employed and net debt

	As at December 31	As at March 31
(amounts in millions)	2025	2025
Use of capital:
Current assets	$2,161.1	$2,143.6
Less: cash and cash equivalents	(463.7)	(293.7)
Current liabilities	(2,363.3)	(2,686.5)
Less: current portion of long-term debt	242.9	399.0
Non-cash working capital	$(423.0)	$(437.6)
Property, plant and equipment	2,983.6	2,989.5
Intangible assets	3,707.6	3,871.0
Other long-term assets	2,173.3	2,209.7
Other long-term liabilities	(409.2)	(479.9)
Capital employed	$8,032.3	$8,152.7
Source of capital:
Current portion of long-term debt	$242.9	$399.0
Long-term debt	3,003.1	3,071.4
Less: cash and cash equivalents	(463.7)	(293.7)
Net debt	$2,782.3	$3,176.7
Equity attributable to equity holders of the Company	5,167.7	4,891.5
Non-controlling interests	82.3	84.5
Capital employed	$8,032.3	$8,152.7

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 9 of CAE’s MD&A for the quarter ended December 31, 2025 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenue	$1,252.1	$1,223.4	$3,587.3	$3,432.5
Cost of sales	889.9	883.8	2,597.5	2,523.1
Gross profit	$362.2	$339.6	$989.8	$909.4
Research and development expenses	26.0	28.7	99.7	101.8
Selling, general and administrative expenses	161.7	140.2	469.4	401.3
Other (gains) and losses	4.0	(0.1)	(1.4)	(3.7)
Share of after-tax profit of equity accounted investees	(25.3)	(19.2)	(62.8)	(63.2)
Restructuring, integration and acquisition costs	—	—	—	56.5
Gain on remeasurement of previously held equity interest	—	(72.6)	—	(72.6)
Operating income	$195.8	$262.6	$484.9	$489.3
Finance expense – net	54.1	56.6	165.6	159.0
Earnings before income taxes	$141.7	$206.0	$319.3	$330.3
Income tax expense	29.6	34.8	70.9	53.5
Net income	$112.1	$171.2	$248.4	$276.8
Attributable to:
Equity holders of the Company	$108.9	$168.6	$240.0	$269.4
Non-controlling interests	3.2	2.6	8.4	7.4
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.34	$0.53	$0.75	$0.84

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2025	2024	2025	2024
Net income	$112.1	$171.2	$248.4	$276.8
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(85.1)	$248.8	$(182.4)	$315.7
Net gain (loss) on hedges of net investment in foreign operations	26.2	(127.8)	90.5	(122.5)
Reclassification to income of gains on foreign currency exchange differences	(1.2)	(7.8)	(4.9)	(7.9)
Net gain (loss) on cash flow hedges	6.0	(35.7)	12.6	(36.8)
Reclassification to income of losses on cash flow hedges	1.8	10.9	6.7	15.8
Income taxes	(3.1)	11.9	(5.8)	9.8
	$(55.4)	$100.3	$(83.3)	$174.1
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$8.2	$(5.7)	$62.2	$(59.9)
Income taxes	(2.2)	1.5	(16.5)	15.9
	$6.0	$(4.2)	$45.7	$(44.0)
Other comprehensive (loss) income	$(49.4)	$96.1	$(37.6)	$130.1
Total comprehensive income	$62.7	$267.3	$210.8	$406.9
Attributable to:
Equity holders of the Company	$60.4	$262.1	$204.0	$396.3
Non-controlling interests	2.3	5.2	6.8	10.6

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2025	2025
Assets
Cash and cash equivalents	$463.7	$293.7
Accounts receivable	529.0	612.0
Contract assets	463.7	482.2
Inventories	527.9	595.0
Prepayments	81.1	78.2
Income taxes recoverable	70.6	59.0
Derivative financial assets	25.1	23.5
Total current assets	$2,161.1	$2,143.6
Property, plant and equipment	2,983.6	2,989.5
Right-of-use assets	749.6	788.0
Intangible assets	3,707.6	3,871.0
Investment in equity accounted investees	564.8	559.1
Employee benefits assets	32.8	11.6
Deferred tax assets	128.8	191.8
Derivative financial assets	2.1	1.4
Other non-current assets	695.2	657.8
Total assets	$11,025.6	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	$1,020.6	$1,190.8
Provisions	25.9	34.5
Income taxes payable	22.1	18.4
Contract liabilities	1,040.3	1,001.6
Current portion of long-term debt	242.9	399.0
Derivative financial liabilities	11.5	42.2
Total current liabilities	$2,363.3	$2,686.5
Provisions	14.0	14.3
Long-term debt	3,003.1	3,071.4
Employee benefits obligations	106.0	134.1
Deferred tax liabilities	36.9	40.7
Derivative financial liabilities	5.8	22.4
Other non-current liabilities	246.5	268.4
Total liabilities	$5,775.6	$6,237.8
Equity
Share capital	$2,377.5	2,327.1
Contributed surplus	94.7	69.8
Accumulated other comprehensive income	300.1	381.8
Retained earnings	2,395.4	2,112.8
Equity attributable to equity holders of the Company	$5,167.7	$4,891.5
Non-controlling interests	82.3	84.5
Total equity	$5,250.0	$4,976.0
Total liabilities and equity	$11,025.6	$11,213.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Nine months ended December 31, 2025	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2025	320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income	—	$—	$—	$—	$240.0	$240.0	$8.4	$248.4
Other comprehensive (loss) income	—	—	—	(81.7)	45.7	(36.0)	(1.6)	(37.6)
Total comprehensive (loss) income	—	$—	$—	$(81.7)	$285.7	$204.0	$6.8	$210.8
Exercise of stock options	1,520,398	51.1	(9.1)	—	—	42.0	—	42.0
Settlement of equity-settled awards	2,951	0.1	(0.1)	—	—	—	—	—
Repurchase and cancellation of common shares	(106,000)	(0.8)	—	—	(3.1)	(3.9)	—	(3.9)
Equity-settled share-based payments expense, after tax	—	—	34.1	—	—	34.1	—	34.1
Transactions with non-controlling interests	—	—	—	—	—	—	(9.0)	(9.0)
Balances as at December 31, 2025	321,682,457	$2,377.5	$94.7	$300.1	$2,395.4	$5,167.7	$82.3	$5,250.0

	Attributable to equity holders of the Company
Nine months ended December 31, 2024	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024	318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income	—	$—	$—	$—	$269.4	$269.4	$7.4	$276.8
Other comprehensive income (loss)	—	—	—	170.9	(44.0)	126.9	3.2	130.1
Total comprehensive income	—	$—	$—	$170.9	$225.4	$396.3	$10.6	$406.9
Exercise of stock options	2,174,482	58.8	(8.6)	—	—	50.2	—	50.2
Settlement of equity-settled awards	43,557	1.2	(1.2)	—	—	—	—	—
Repurchase and cancellation of common shares	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax	—	—	23.4	—	—	23.4	—	23.4
Transactions with non-controlling interests	—	—	—	—	—	—	(2.9)	(2.9)
Balances as at December 31, 2024	319,674,042	$2,306.8	$69.0	$324.9	$1,972.8	$4,673.5	$85.4	$4,758.9

Consolidated Statement of Cash Flows

(Unaudited)	Nine months ended December 31
(amounts in millions of Canadian dollars)	2025	2024
Operating activities
Net income	$248.4	$276.8
Adjustments for:
Depreciation and amortization	343.2	304.2
Share of after-tax profit of equity accounted investees	(62.8)	(63.2)
Deferred income taxes	41.6	9.4
Investment tax credits	(20.1)	(8.9)
Equity-settled share-based payments expense	31.3	23.4
Defined benefit pension plans	12.6	25.8
Derivative financial assets and liabilities – net	(7.8)	(37.0)
Gain on remeasurement of previously held equity interest	—	(72.6)
Other	11.6	7.7
Changes in non-cash working capital	8.3	108.2
Net cash provided by operating activities	$606.3	$573.8
Investing activities
Business combinations, net of cash acquired	$—	$(308.0)
Property, plant and equipment expenditures	(245.1)	(247.2)
Proceeds from disposal of property, plant and equipment	5.1	3.3
Intangible assets expenditures	(55.2)	(70.3)
Net payments to equity accounted investees	(24.3)	(5.0)
Dividends received from equity accounted investees	61.0	28.7
Other	(10.2)	(5.2)
Net cash used in investing activities	$(268.7)	$(603.7)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities	$(0.2)	$97.7
Proceeds from long-term debt	89.1	314.7
Repayment of long-term debt	(243.1)	(237.8)
Repayment of lease liabilities	(47.4)	(42.8)
Net proceeds from the issuance of common shares	42.0	50.2
Repurchase and cancellation of common shares	(3.9)	(21.3)
Other	(1.3)	(0.9)
Net cash (used in) provided by financing activities	$(164.8)	$159.8
Effect of foreign currency exchange differences on cash and cash equivalents	$(2.8)	$12.5
Net increase in cash and cash equivalents	$170.0	$142.4
Cash and cash equivalents, beginning of period	293.7	160.1
Cash and cash equivalents, end of period	$463.7	$302.5

ABOUT CAE

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Read our FY25 Global Annual Activity and Sustainability Report (https://www.cae.com/sustainability)

Contacts

General Media:
Samantha Golinski, Senior Vice President, Communications, +1-438-805-5856, samantha.golinski@cae.com

Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations, +1-514-734-5760, andrew.arnovitz@cae.com